UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July, 2022
Commission File Number 000-28584

Check Point Software Technologies Ltd.
(Translation of Registrant’s name into English)

5 Shlomo Kaplan Street
Tel Aviv 6789159, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

5 Shlomo Kaplan Street
Tel Aviv 6789159, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on August 30, 2022

We invite you to attend the Annual General Meeting of Shareholders of Check Point Software Technologies Ltd. (“Check Point”). The meeting will be held on August 30, 2022 at 5:00 P.M. (Israel time), and thereafter as it may be adjourned or postponed from time to time, at Check Point’s principal executive offices at 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel.

We are sending you this Proxy Statement because you hold Check Point ordinary shares. Our Board of Directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

The following matters are on the agenda for the meeting:

(1)	to elect five directors – we are proposing to reelect four of our current directors and to elect one new director;

(2)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for 2022 – Israeli law requires that we ask you, on an annual basis, to approve our auditors; when this proposal is raised, you will also be invited to discuss our 2021 consolidated financial statements;

(3)	as required by Israeli law, to approve the compensation for our Chief Executive Officer; and

(4)	as required by Israeli law, to readopt our Executive Compensation Policy.

How You Can Vote

You can vote your shares by attending the meeting or by completing and signing a proxy card. Attached is the proxy card for the meeting that is being solicited by our Board of Directors. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel, or our registrar and transfer agent receives it in the enclosed envelope, by August 30, 2022 at 6:59 A.M. (Israel time), which is August 29, 2022 at 11:59 P.M. (Eastern daylight time). By signing and returning the proxy card you are confirming that you are not a “controlling shareholder” and do not have a “personal interest” in any proposed resolution, unless you specifically note on the proxy card that you are a “controlling shareholder” or have a “personal interest” with respect to a specific resolution.

Who Can Vote

You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on July 21, 2022 (the “Record Date”). You are also entitled to notice of the meeting and to vote at the meeting if you held our ordinary shares through a bank, broker or other nominee that was one of our shareholders of record at the close of business on the Record Date or that appeared in the participant listing of a securities depository on that date. We will commence mailing copies of this Proxy Statement and the proxy cards to our shareholders of record on the Record Date on or about July 27, 2022, and we will solicit proxies primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services. We will bear the cost of external solicitors and of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of banks, brokerage firms and others for forwarding material to beneficial owners of our ordinary shares.

Required Vote and Quorum

On July 21, 2022, we had outstanding 125,411,323 ordinary shares. Each ordinary share is entitled to one vote upon each of the matters to be presented at the meeting. The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.

In addition, a special majority vote will be required for approval of the proposals in Items 3 and 4. In order for each of these two proposals to be approved either (i) the affirmative vote of the ordinary shares must include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or (ii) the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding ordinary shares.

Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold ordinary shares representing more than 50% of the voting power. This is known as a quorum. If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week, to the same day, time and place, or to a day, time and place proposed by the Chairman of our Board of Directors with the consent of the majority of the voting power represented at the meeting in person or by proxy and voting on the adjournment. Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, regardless of the number of ordinary shares they hold or represent. Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals to be presented at the meeting).

If a shareholder holds ordinary shares through a bank or broker it is critical for that holder to cast a vote if that holder wants its shares to count. Please note that a shareholder’s bank or broker can no longer vote uninstructed shares in the election of directors on a discretionary basis. Thus, if a shareholder holds ordinary shares through a bank or broker and does not instruct the bank or broker how to vote, no votes will be cast on that shareholder’s behalf except with respect to the proposal in Item 2 below. The shareholder’s bank or broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment and compensation of Check Point’s independent registered public accounting firm (Item 2 of this Proxy Statement).

Our Board of Directors unanimously recommends that you vote “FOR” all proposals under Items 1 through 4 below.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; EXECUTIVE
COMPENSATION

The following table shows information as of July 21, 2022 for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding ordinary shares, and (ii) our executive officers and directors as a group. The information in the table below is based on 125,411,323 ordinary shares outstanding as of July 21, 2022.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Number of options/RSUs (3)	Exercise prices of options	Dates of expiration of options
Gil Shwed (4)	29,049,752	22.4%	4,140,000	$114.95 - $123.05	6/6/2024 – 8/9/2028
Massachusetts Financial Services (5)	7,470,150	6.0%	-	-	-
All directors and officers as a group (11 persons including Mr. Shwed)(4)	30,509,640	23.3%	5,458,088	$84.77 - $132.91	6/6/2023 – 8/9/2028

(1)
The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are presently exercisable or exercisable within 60 days after July 21, 2022, and restricted share units that vest within 60 days after July 21, 2022.

(2)
If a shareholder has the right to acquire shares by exercising stock options or the vesting of restricted share units, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)
Number of shares subject to stock options that were immediately exercisable or are exercisable within 60 days from July 21, 2022, and restricted share units that vest within 60 days after July 21, 2022.

(4)
The address for Mr. Shwed is c/o Check Point Software Technologies Ltd., 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel. Except as may be provided by applicable community property laws, Mr. Shwed has sole voting and investment power with respect to his ordinary shares.

(5)
As of December 31, 2021, based on information contained in a Schedule 13G/A filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 2, 2022. The (1) address for Massachusetts Financial Services Company is 111 Huntington Avenue, Boston, Massachusetts 02199.

The annual compensation earned during 2021 by our five most highly-compensated executive officers in Israel is outlined in Item 6 of our Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the Securities and Exchange Commission on April 14, 2022, a copy of which is available on our website at www.checkpoint.com.

ITEM 1 – ELECTION OF DIRECTORS (OTHER THAN OUTSIDE DIRECTORS)

Our Board of Directors currently consists of eight directors: Gil Shwed, Jerry Ungerman, Yoav Z. Chelouche, Guy Gecht, Ray Rothrock, Dr. Tal Shavit, Eyal Waldman and Shai Weiss. Three of these directors, Yoav Z. Chelouche, Guy Gecht and Ray Rothrock, are our “outside directors” under Israel’s Companies Law. The current term of office of Messrs. Chelouche and Gecht will expire in 2024, and the current term of office of Mr. Rothrock will expire in 2023.

You are being asked at this time to reelect four of our current directors who are not outside directors: Gil Shwed, Jerry Ungerman, Dr. Tal Shavit and Shai Weiss, and to elect one new director, Tzipi Ozer-Armon. Eyal Waldman, whose term expires at the meeting, has elected not to stand for re-election. If all nominees for election to our Board of Directors are elected, the Board shall consist of eight directors, including the three outside directors.

Biographical information concerning all director nominees (including our outside directors) is set forth below.

Our Board of Directors has determined that each current member of our Board of Directors, as well as the new director nominee, with the exception of Gil Shwed, is an independent director under the applicable Nasdaq regulations and Israel’s Companies Law, including all members of our Board of Directors’ Audit Committee, Compensation Committee and Nominating Committee. Three of these directors, Yoav Z. Chelouche, Guy Gecht and Ray Rothrock, also qualify as our “outside directors” under Israel’s Companies Law, meeting the statutory requirements of independence prescribed by Israel’s Companies Law.

In accordance with Israel’s Companies Law, each member of our Board of Directors (as well as our three outside directors), including each director nominee, has certified to us that he or she meets all the requirements of Israel’s Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of Check Point, taking into account the size and special needs of Check Point.

During the past year, all of our directors attended more than 75% of our Board of Directors meetings and more than 75% of the meetings of each of the committees of our Board of Directors on which they serve.

Nominees for Director

The Nominating Committee of our Board of Directors, which consists of Shai Weiss (Chairman), Ray Rothrock and Dr. Tal Shavit, recommended that the five nominees be elected to our Board of Directors at the meeting. Our Board of Directors approved this recommendation. Each director who is elected at the meeting will serve until next year’s annual general meeting of shareholders. If elected, Ms. Ozer-Armon’s appointment to the Board of Directors will become effective in the first quarter of 2023.

Gil Shwed is the founder, Chief Executive Officer and Director. Mr. Shwed served as Chairman of our board of directors until September 2015. Mr. Shwed is considered the inventor of the modern firewall and authored several patents, such as the company’s Stateful Inspection technology. Mr. Shwed has received numerous accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, an honorary Doctor of Science from Tel Aviv University, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology. Mr. Shwed is the Chairman of the Board of Trustees of the Youth University of Tel Aviv University. Mr. Shwed is a Tel Aviv University Governor and founder of the University’s Check Point Institute for Information Security. He is also Chairman of the Board of the board of directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools. In 2018, Gil was awarded the prestigious Israel Prize for his contributions to the Israeli technology industry.

Jerry Ungerman serves as the chairman of the board of directors since August 2020, after serving as Vice Chairman of our board of directors from 2005 until August 2020. From 2001 to 2005, Mr. Ungerman served as our President and before that, from 1998 until 2000, he served as our Executive Vice President. Prior to joining us, Mr. Ungerman accumulated extensive experience in high-tech sales, marketing and management experience at Hitachi Data Systems (HDS), a data storage company and a member of the Hitachi, Ltd. group. He began his career with International Business Machines Corp. (IBM), a global technology products and services company, after earning a B.A. in Business Administration from the University of Minnesota.

Yoav Z. Chelouche has served on our board of directors since 2006. Mr. Chelouche has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Chelouche has been Managing Partner of Aviv Venture Capital since August 2000. He serves on boards of directors of certain Aviv companies. Prior to joining Aviv Venture Capital, Mr. Chelouche served as a President and Chief Executive Officer of Scitex Corp., a world leader in digital imaging and printing systems,  from  December  1994  until  July  2000.  From  August  1979  until  December  1994,  Mr. Chelouche held various managerial positions with Scitex, including VP Strategy and Business Development, VP Marketing and VP Finance for Europe. Mr. Chelouche is a member of the board of directors of a number of private companies. He was also a board member and until 2015 co- Chairman of IATI-Israel Advanced Technology Industries, an Israeli nonprofit organization that researches, develops and advocates policies that promote Israel’s high tech ecosystem through activities in training, tuition, business development, public relations and public policy advocacy. Mr. Chelouche is a board member of Tower Semiconductor Ltd. and Malam Team Ltd., and an external director of the Tel Aviv Stock Exchange (TASE). Mr. Chelouche is expected to resign from the board of directors of Tower Semiconductor Ltd. upon consummation of its acquisition by Intel Corporation, as announced in February 2022. Mr. Chelouche earned B.A. in Economics and Statistics from Tel Aviv University, and an M.B.A. from INSEAD University in Fontainebleau, France.

Guy Gecht has served on our board of directors since 2006 and as our Lead Independent Director since August 2020. Mr. Gecht has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Gecht served as the Chief Executive Officer of Electronics For Imaging, Inc. (EFI), a company that provides digital imaging and print management solutions for commercial and industrial applications and has served in this position from January 2000 until October 2018. From October 1995 until January 2000, Mr. Gecht held various positions with EFI, including President of the company. Prior to joining EFI, Mr. Gecht held various software engineering positions with technology companies. In 2019, Mr. Gecht joined the board of directors of Logitech. He holds a B.S. in Computer Science and Mathematics from Ben-Gurion University in Israel.

Tzipi Ozer-Armon serves as the CEO of Lumenis Ltd. Before joining Lumenis, Ms. Ozer- Armon headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. and served as Senior Vice President of Sales and Marketing at SanDisk Corporation. Previously, Ms. Ozer-Armon also served as VP & General Manager of MSystems Ltd. Ms. Ozer-Armon is a director of Strauss Group Ltd., Similarweb Ltd., ICL Group Ltd. and ION Acquisition Corp 3 Ltd. Ms. Ozer-Armon holds a BA magna cum laude in Economics and an MBA degree majoring in Finance and Marketing from Tel Aviv University and she is an AMP graduate of the Harvard Business School.

Ray Rothrock has served on our board of directors since 1995. Mr. Rothrock has also served as one of our outside directors under the Israeli Companies Law since 2000 and as a director under Roku, Inc. Mr. Rothrock is a Partner emeritus at Venrock, a venture capital firm, where he was a member since 1988 and a general partner since 1995. He retired from Venrock in 2013. Presently, Mr. Rothrock is the Chairman of RedSeal, Inc., a cybersecurity analytics company. Mr. Rothrock served as the Chief Executive Officer of  RedSeal,  Inc.  from  February  2014  until  May  2020. Mr. Rothrock is a director of Nasdaq-listed  Roku,  Inc,  and  a  number  of  private  companies.  Mr. Rothrock is a member of the Massachusetts Institute of Technology Corporation, and a Trustee of the University of Texas and Texas A&M Investment Management Company. Mr. Rothrock received a B.S. in Engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.

Dr. Tal Shavit Shenhav has served on our board of directors since 2000. Dr. Shavit Shenhav is an organizational consultant specializing in international collaboration between Israeli and American companies, consulting in the management of cultural differences in order to forge effective collaboration. Her work with leading management teams includes the definition of organizational culture as the engine of such company’s activities. She consults with companies undergoing structural change with emphasis on organizational growth through effective mergers and acquisitions and a redefining of management roles in order to meet market changes.

Shai Weiss has served on our board of directors since 2018. Mr. Weiss is the Chief Executive Officer of Virgin Atlantic, one of the most innovative airlines in the world. Mr. Weiss joined Virgin Atlantic as Executive Vice President and Chief Financial Officer in July 2014 from Virgin Management Ltd, where he had been an Investment Partner since 2012 and was a Founding Partner of Virgin Green Fund. Prior to joining Virgin Group, he held several senior management positions at ntl:Telewest (now Virgin Media), the UK and Europe’s largest cable operator. Mr. Weiss was part of the turn-around of ntl with roles including Managing Director of Consumer Products, Director of Operations, and Director of Financial Planning for the Consumer division. Mr. Weiss was also behind the merger between Virgin Mobile UK and ntl:Telewest and the re-brand to Virgin Media. Prior to ntl, Mr. Weiss established the European office of early-stage technology venture fund JVP and was a senior associate with Morgan Stanley. He holds an M.B.A. degree from Columbia University and a BBA degree from City University of New York, Baruch College.

We do not know of any reason that any of the individuals proposed for election as directors would not be able to serve.

Proposal

We are proposing to adopt the following resolutions:

RESOLVED, that the reelection of Gil Shwed to the Board of Directors of Check Point until the 2023 annual general meeting of shareholders be, and it hereby is, approved;

FURTHER RESOLVED, that the reelection of Jerry Ungerman to the Board of Directors of Check Point until the 2023 annual general meeting of shareholders be, and it hereby is, approved;

FURTHER RESOLVED, that the election of Tzipi Ozer-Armon to the Board of Directors of Check Point effective the first quarter of 2023 until the 2023 annual general meeting of shareholders be, and it hereby is, approved;

FURTHER RESOLVED, that the reelection of Dr. Tal Shavit to the Board of Directors of Check Point until the 2023 annual general meeting of shareholders be, and it hereby is, approved; and

FURTHER RESOLVED, that the reelection of Shai Weiss to the Board of Directors of Check Point until the 2023 annual general meeting of shareholders be, and it hereby is, approved.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is required to elect each of the individuals named above as directors.

ITEM 2 – PROPOSAL TO RATIFY THE APPOINTMENT AND COMPENSATION
OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;
REVIEW AND DISCUSSION OF OUR 2021 CONSOLIDATED
FINANCIAL STATEMENTS

Our Board of Directors has appointed Kost, Forer, Gabbay & Kasierer, an Israeli accounting firm that is a member of Ernst & Young Global, as our independent registered public accounting firm for 2022. Kost, Forer, Gabbay & Kasierer have audited our books and accounts since we were incorporated.

Representatives of Kost, Forer, Gabbay & Kasierer will attend the meeting and will be invited to make a statement. They will be available to respond to appropriate questions raised during the meeting. In accordance with Section 60(b) of Israel’s Companies Law, you are invited to discuss our 2021 consolidated financial statements, and questions regarding the financial statements may be addressed to us or to our auditors. Our Annual Report on Form 20-F for the year ended December 31, 2021, including our 2021 audited consolidated financial statements, is available on our website at www.checkpoint.com. To have a printed copy mailed to you, please contact our Investor Relations department at Check Point Software Technologies, Inc., 959 Skyway Road, Suite 300, San Carlos, CA 94070 U.S.A., Attention: Investor Relations; Telephone: 650-628-2000, email: ir@checkpoint.com.

As set forth in Item 16C of our Annual Report on Form 20-F for the year ended December 31, 2021, the following table sets forth the aggregate fees for the audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of EY Global and other members of EY Global during the years ended December 31, 2021 (in millions):

	Year ended December 31, 2021
Audit fees (1)	$0.8	77%
Audit-related fees (2)	*	3%
Tax fees (3)	0.2	20%
All other fees	--	--
Total	$1.0	100%

___________________________
*         Represents an amount lower than $0.1 million.

(1)
“Audit fees” are fees for audit services for 2021, including fees associated with the annual audit (including audit of our internal control over financial reporting) and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	“Audit-related fees” are fees for professional services related to information systems audits.

(3)
“Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

Proposal

We are proposing to adopt the following resolution:

RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Check Point’s independent registered public accounting firm for 2022 be, and it hereby is, ratified, and the Board of Directors of Check Point (or, the Audit Committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent registered public accounting firm in accordance with the volume and nature of their services.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to ratify the appointment and compensation of our independent registered public accounting firm.

ITEM 3 – PROPOSAL TO APPROVE COMPENSATION FOR OUR CHIEF EXECUTIVE
OFFICER

Background

Our shareholders are being asked to approve the grant of an option award for our Chief Executive Officer, Mr. Gil Shwed.

Mr. Shwed is the founder, Chief Executive Officer and a director of Check Point since Check Point’s inception, and his ongoing long-term active committed contribution has been key to Check Point’s sustained growth and long-term success.

Mr. Shwed is widely recognized globally as a pioneer in the global cybersecurity industry, and is considered the inventor of the modern firewall and has authored several key patents in the cybersecurity industry, such as Check Point’s Stateful Inspection technology.

In line with his prominent role as a leader of Israel’s innovative technology industry, for more than 25 years, Mr. Shwed was granted in 2018 the prestigious Israel Prize for his overall contributions to the Israeli technology industry.

Mr. Shwed’s unique prominent role in Israel has been a key factor to Check Point’s ability to continue to attract and retain leading, innovative R&D experts and software engineers who seek to work and develop under Mr. Shwed’s leadership, and to enable Check Point to preserve its record growth and profits for so many years.

Over the years, Mr. Shwed received numerous additional accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, an honorary Doctor of Science from Tel Aviv University, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology.

Mr. Shwed also serves as the Chairman of the Board of Trustees of the Youth University of Tel Aviv University and a Tel Aviv University Governor and is a founder of the University’s Check Point Institute for Information Security. Additional information on Mr. Shwed’s accomplishments, experience and background is available in Item 1 of this Proxy Statement.

Approval Requirements under Israeli Law

Israel’s Companies Law provides that the compensation of our Chief Executive Officer and our directors requires the approval of the Compensation Committee, our Board of Directors and our shareholders. This includes cash compensation as well as compensation in the form of equity awards. Accordingly, the proposed option grant to Mr. Shwed, which was approved and recommended by our Compensation Committee and our Board of Directors, also requires shareholder approval at the meeting.

The shareholder vote on this matter is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies, other than in special circumstances prescribed by Israel’s Companies Law, where the Compensation Committee and our Board of Directors may override the shareholders’ decision to oppose the option award proposal, subject to certain conditions, and only after they evaluate the reasons for which the shareholders voted against such proposal and still believe the compensation is warranted for special reasons identified.

If  this  proposal  is  not  approved  by  the  affirmative  vote  of  our  shareholders,  we   will NOT grant the option award or pay any other compensation to our Chief Executive Officer for 2022, and Mr. Shwed’s sole compensation for 2022 will equal the statutory minimum wage in Israel (approximately $1,500 per month).

Chief Executive Officer Compensation Review

As stated in Check Point’s Executive Compensation Policy (which is further described in Item 4 below), which applies to our Chief Executive Officer as well as to our other executives, our Compensation Committee and our Board of Directors believe that strong, effective leadership is fundamental to Check Point’s continued growth and success in the future.

In reviewing and setting compensation of our Chief Executive Officer, the Compensation Committee considered, among other things, the following factors:

•	Mr. Shwed’s unique, global leadership role in the global cybersecurity industry for more than 25 years, being considered the inventor of the modern firewall;

•
Mr. Shwed’s unique prominent role in Israel which has been a key factor to Check Point’s ability to continue to attract and retain leading, innovative R&D experts and software engineers who seek to work and develop under Mr. Shwed’s leadership, and to enable Check Point to preserve its record growth and profits for so many years;

•	Mr. Shwed’s success in maintaining a stable management team, creating new and successful leadership and maintaining a corporate culture which inspires our workforce;

•	the ongoing long-term active committed contribution of Mr. Shwed to Check Point’s sustained growth and long-term success;

•	the estimation of Mr. Shwed’s expected contributions to the future growth of Check Point;

•
the difficulty and cost of replacing a high-performing leader and founder and the potential ramifications for Check Point’s short-term and long-term success if Mr. Shwed were to depart from Check Point;

•
the benefit of compensating Mr. Shwed with a simple, straight forward long-term option award, which is 100% tied to Check Point’s shareholders’ interest, on the one hand, and is the most effective incentive tool for a long-term leader and founder as Mr. Shwed, on the other hand;

•	the fact that options, unlike restricted shares or restricted stock units (RSUs), do not reward for under performance, as their entire gain is subject to share price appreciation;

•
the fact that options include an inherent market-linked key performance indicator (KPI) and Mr. Shwed will not realize any gain or compensation if Check Point’s share price does not increase above the exercise price of the options;

•
the fact that Mr. Shwed has requested not to be paid any cash bonus or be granted any “in-the-money” restricted shares or RSU awards (which inherently include a guaranteed portion) as part of his compensation package, thereby fully aligning his interest with the interests of Check Point’s shareholders;

•	the Black-Scholes-Merton value of the proposed option award and alternative option awards, based on award volume and vesting duration;

•	Mr. Shwed’s historical option grants relative to the proposed option award, both in Black-Scholes-Merton value and in the number of ordinary shares underlying the options;

•	the responsibilities and duties performed by Mr. Shwed as Chief Executive Officer;

•	data from an independent analysis of compensation awarded to chief executive officers of several companies in our peer group, as provided by Compensia (as described below);

•	the fact that the proposed option award places Mr. Shwed’s compensation below the 50th percentile of chief executive officers in our peer group (based on Compensia’s 2022 study);

•	feedback solicited by our management and our Board of Directors from our largest shareholders in order to ensure that the proposed compensation plan is aligned with shareholders’ interests; and

•	the motivation of a long-term option award to the achievement of results with integrity and fairness.

Independent Compensation Advisor. The Compensation Committee also directly engaged the services of Compensia, a leading global provider of consulting services relating to human capital and compensation, to ensure that Check Point’s compensation practices are aligned with, and competitive relative to, market practices. Compensia reported directly to the Compensation Committee and the Compensation Committee determined Compensia to be independent.

Compensia provided input on a range of external market factors, including appropriate comparison companies for assessing our competitive market position and comparable executive compensation arrangements, including an analysis of Check Point’s executive compensation arrangements relative to that of several companies within our peer group.

Peer Group. Our peer group was initially constructed with the advice and assistance of Compensia, Inc., another leading global provider of consulting services relating to human capital and compensation, and is reviewed and re-assessed periodically by our Compensation Committee.

Our peer group is made up of between 15 to 20 companies, which are most comparable to Check Point on a range of criteria, including industry (mainly software and IT services), market capitalization, revenue and/or profitability, while taking into account Check Point’s unique position in the industry, being a company that maintains significant high-margin profits and generates significant cash-flow year after year.

The members of our current peer group, which consists of 19 companies, are listed below:

Ansys Inc.	Autodesk Inc.	Cadence Design Systems Inc.
CDK Global Inc.	Citrix Systems Inc.	Dropbox Inc.
Fortinet Inc.	Mandiant, Inc.	NICE Ltd.
NortonLifeLock Inc.	Nuance Communications Inc.	Palo Alto Networks Inc.
PTC Inc.	ServiceNow Inc.	Splunk Inc.
SS&C Technologies Holdings Inc.	Synopsys Inc.	Tyler Technologies Inc.
Ziff Davis, Inc.

Chief Executive Officer Option Award

Following the review of each of the considerations described above under “Chief Executive Officer Compensation Review”, our Compensation Committee, in consultation with Compensia, has approved and recommended, a simple, straight forward long-term option award, as outlined below, with the objective of continuing to fully align all of Mr. Shwed’s compensation with shareholder interests and long-term company value.

The Compensation Committee, in consultation with Compensia, believes that the proposed option award, which is 100% tied to Check Point’s shareholders interest, is the most effective incentive tool to maintain a long-term market leader and founder as Mr. Shwed, and to ensure the continued short- and long-term success of Check Point under Mr. Shwed’s leadership.

The Compensation Committee believes that the proposed option award, which places Mr. Shwed’s compensation below the 50th percentile of chief executive officers in our peer group (based on Compensia’s 2022 study), is in the best interest of the shareholders, particularly when taking into account that the entire compensation consists of options that bear a higher risk than restricted shares or RSUs, and the fact that most of the chief executive officers in our peer group are not long-term market leaders and company founders like Mr. Shwed.

Mr. Shwed supports the Compensation Committee’s position that he be granted only options and not restricted shares or RSUs, despite the fact that restricted shares or RSUs would provide considerable compensation even if the ordinary share price remains stable or declines.

Following is a summary of the key terms of the proposed option award:

Equity Type:

Mr. Shwed’s proposed equity component will be comprised 100% of options. No RSUs or restricted shares or other equity awards which also reward for under performance.

Number of Ordinary Shares Subject to Option to be Granted

Mr. Shwed will be granted an option to purchase 500,000 ordinary shares of Check Point. The number of ordinary shares subject to the option award is the same number of ordinary shares granted in 2020 and 2021 and is significantly less than the number of ordinary shares that were subject to the annual option awards granted to Mr. Shwed in prior years.

In the years 2011-2015, Mr. Shwed was granted an option to purchase 1,600,000 ordinary shares, in the years 2016-2019 such amount was reduced to 1,300,000 ordinary shares, in 2020 such amount was further reduced to 500,000 ordinary shares, and, as noted above, in 2022, it is proposed that such amount be 500,000 ordinary shares, consistent with 2020 and 2021.

Based on an assumed exercise price of $123.56 (equal to the average closing price of Check Point’s ordinary shares on the Nasdaq Global Select Market during the 20 trading days ending July 21, 2022), the Black-Scholes-Merton value of such option award would have been approximately $18.3 million. The expense will be recorded in our financial statements over the four-year vesting period of the option award. Since the Black-Scholes-Merton model is merely a financial model that determines the accounting value of the grant, it does not guarantee any actual economic gain to Mr. Shwed.

The following table presents summary information regarding the compensation paid to, or earned by, Mr. Shwed in each of the three years ended December 31, 2021, 2020 and 2019, and as proposed to be paid to, or earned by, Mr. Shwed in the year ended December 31, 2022:

Name	Year	Annual Salary	Stock Awards	Option Awards (#)	Exercise Price	Option Awards ($)	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Gil Shwed (Chief Executive Officer)	2022	$18,171	-	500,000	$123.56	$18,335,000	-	$14,970	$18,368,142
	2021	$19,503	-	500,000	$123.05	$14,859,050	-	$17,823	$14,906,723
	2020	$19,782	--	500,000	$122.41	$13,799,300	-	$18,078	$13,837,160
	2019	$16,961	--	1,300,000	$114.23	$34,789,690	--	$12,557	$34,819,208

*  The value of the option awards was calculated based on the Black-Scholes-Merton model. In the case of 2022, the value of the option award is calculated based on an assumed exercise price of $123.56 (equal to the average closing price of Check Point’s ordinary shares on the Nasdaq Global Select Market during the 20 trading days ending July 21, 2022). The actual value of the 2022 option award will be calculated on the date of grant based on the closing price of Check Point’s ordinary shares on such date.

** The salary and other compensation presented in the table were paid in NIS and were converted into US$ based on the NIS/US$ exchange rate at the end of the applicable year. In the case of 2022, the amounts are estimated and converted based on the NIS/US$ exchange rate on July 21, 2022.

Mr. Shwed will only realize an economic gain from such option grant, if the share price increases and exceeds the exercise price, irrespective of the Black-Scholes-Merton value of the option granted.

Exercise Price

The exercise price of the option award shall equal 100% of the closing price of Check Point’s ordinary shares on the Nasdaq Global Select Market on the date of the meeting.

No Repricing

The Compensation Committee and our Board of Directors have no authority to re-price the exercise price of the option award, without first obtaining shareholder approval.

Four-Year Vesting Period

Long-term, annual vesting over a four-year period, with an option to purchase 100,000 ordinary shares (20% of the award) vesting on each of the following dates: 6 months, 12 months, 24 months, 36 months and 48 months after the date of the meeting, subject to Mr. Shwed’s continued employment by Check Point on each applicable vesting date.

No Vesting Acceleration

The Compensation Committee and our Board of Directors have no authority to accelerate the vesting of the option award due to a change of control event or otherwise, without first obtaining shareholder approval.

Term

The option award shall terminate seven years after the date of grant if not exercised.

Additional Information

As of December 31, 2021, the number of company equity awards outstanding was 7.5% of the sum of (i) the number of ordinary shares issued and outstanding on such date and (ii) the number of ordinary shares reserved and authorized under the our equity incentive plans for outstanding awards granted under the equity incentive plans as of such date, or 7.9%, assuming the proposed option grant to Mr. Shwed subject to approval hereby, would have been granted as of December 31, 2021.

In connection with their review, our Compensation Committee and our Board of Directors further confirmed that, it is the intention of Check Point that the number of company equity awards outstanding shall continue in the future not to exceed 10% of the sum of (i) the number of ordinary shares issued and outstanding on such date and (ii) the number of ordinary shares reserved and authorized under the equity incentive plans for outstanding awards granted under the equity incentive plans as of such date.

The number of ordinary shares beneficially owned by Mr. Shwed, and the number of ordinary shares he beneficially owns pursuant to stock options exercisable within 60 days after July 21, 2022, are set forth above under the caption “Beneficial Ownership of Securities by Certain Beneficial Owners and Management.”

Recommendation

Our Compensation Committee and our Board of Directors believe that it is in the best interest of our shareholders and Check Point to approve the option award grant to Mr. Shwed, and recommend that the shareholders approve the proposed grant.

The proposed option award links Mr. Shwed’s compensation to the creation of shareholder value. If this proposal is not approved at the meeting, our Board of Directors and Compensation Committee believe it could impede our ability to incentivize Mr. Shwed to continue delivering value to our shareholders, thereby potentially posing a material risk to Check Point’s short- and long-term success.

Proposal

We are proposing to adopt the following resolution:

RESOLVED, that the grant to Gil Shwed of an option to purchase 500,000 ordinary shares at an exercise price equal to 100% of the closing price of the ordinary shares on the Nasdaq Global Select Market on the date of the 2022 Annual General Meeting of Shareholders and upon the terms recommended by the Compensation Committee and approved by the Board of Directors of Check Point be, and it hereby is, approved.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the grant of an option to our Chief Executive Officer, who is also a director. In addition, a special majority vote will be required for approval of this proposal. In order for this proposal to be approved either (i) the affirmative vote of the ordinary shares must include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of this proposal, or (ii) the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding ordinary shares.

For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the in this proposal to grant an option to our Chief Executive Officer, as described above. Under Israel’s Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of this proposal. In addition, you are deemed to have a personal interest if a company, other than Check Point, that is affiliated to you has a personal interest in the adoption of this proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of this proposal if your interest in such proposal arises solely from your ownership of our shares.

ITEM 4 – PROPOSAL TO READOPT OUR EXECUTIVE COMPENSATION POLICY

Pursuant to Israel’s Companies Law, all public Israeli companies, including companies whose shares are only publicly-traded outside of Israel, such as Check Point, are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by Israel’s Companies Law.

The adoption, amendment and restatement of the policy is to be recommended by the compensation committee and approved by the board of directors and shareholders, except that the approval of the shareholders may be waived in certain circumstances prescribed by Israel’s Companies Law.

In 2019, in accordance with such Israeli law requirements, our Compensation Committee reviewed and re-adopted a written compensation policy for our executives and directors, which addressed the items prescribed by Israel’s Companies Law, and our Board of Directors and shareholders subsequently re-adopted the policy.

In accordance with the Israeli law requirement that such policy must be reviewed and readopted within three years from the previous adoption date, our Compensation Committee reviewed and readopted the written compensation policy for our executives and directors. Following is a list of the key items our Compensation Committee proposed to amend (following an analysis of market practice and the competitive landscape, including applicable caps):

•	provide a cap for the maximum bonus entitlement for an executive (by type of bonus: annual, special);

•	provide a cap for the maximum annual value of an equity incentive grant for an executive;

•	provide additional disclosure on the compensation of the non-employee directors, in line with the compensation previously approved by the shareholders;

•	provide additional disclosure on the company’s D&O liability insurance, in line with the policy coverage cap previously approved by the shareholders; and

•	clarify that the company will nor re-price options without seeking shareholder approval.

A copy of the proposed Check Point Executive Compensation Policy, marked to show all changes from the current policy, is attached as Annex A to the proxy statement.

Our Board of Directors subsequently approved the amended policy and recommended that it be re-adopted by the shareholders.

Proposal

We are proposing to adopt the following resolution:

RESOLVED, to readopt the Check Point Executive Compensation Policy in the form attached as Annex A hereto.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to readopt the Check  Point   Executive   Compensation   Policy.  In   addition,   the   shareholders’   approval  must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the re-adoption of the Check Point Executive Compensation Policy, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the in the re-adoption of the Check Point Executive Compensation Policy.

SHAREHOLDER PROPOSALS FOR 2023 ANNUAL GENERAL MEETING OF
SHAREHOLDERS

Under Israel’s Companies Law, shareholders who severally or jointly hold at least 1% of the company’s outstanding voting rights are entitled to request that the board of directors include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. To be considered for inclusion in the company’s proxy statement for our 2023 annual general meeting of shareholders pursuant to Israel’s Companies Law, shareholder proposals must be in writing and must be properly submitted to 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel, Attention: Corporate Secretary, and must otherwise comply with the requirements of Israel’s Companies Law. The written proposal must be received by Check Point not less than 90 calendar days prior to the first anniversary of the 2022 Annual General Meeting of Shareholders (i.e., no later than June 3, 2023; provided that if the date of the 2023 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2022 Annual General Meeting of Shareholders, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which we call and provide notice of the 2023 annual general meeting of shareholders).

We currently expect that the agenda for our annual general meeting of shareholders to be held in 2023 will include (1) the election (or reelection) of directors; (2) the ratification of the appointment (or reappointment) of our auditors; and (3) presentation and discussion of the financial statements of Check Point for the year ended December 31, 2022 and the auditors’ report for this period.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2023 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under Israel’s Companies Law and any other applicable law to be provided to the company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the board of directors, a questionnaire and declaration, in form and substance reasonably requested by the company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the board of directors, and (ix) any other information reasonably requested by the company. We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. The company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2023 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 5760-2000, as amended.

ADDITIONAL INFORMATION

Check Point is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. Check Point fulfills these requirements by filing reports with the U.S. Securities and Exchange Commission (the “SEC”). Check Point’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, Check Point is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that Check Point is subject to those proxy rules.

By Order of the Board of Directors. /S/ JERRY UNGERMAN JERRY UNGERMAN Chairman of the Board of Directors

Dated: July 27, 2022

Annex A

Check Point Executive Compensation Policy

Check Point Software Technologies Ltd.
Executive Compensation Policy

PURPOSE

The purpose of the Check Point Software Technologies Ltd. (“Check Point”) Executive Compensation Policy (the “Policy”) is to describe Check Point’s overall compensation strategy for executive officers and directors and to provide guidelines for setting compensation of its executive officers and directors.

The Policy is adopted in accordance with the requirements of Israel’s Companies Law, (the “Companies Law”) and reflects the specific compensation requirements and limitations as set forth in the Companies Law. This Policy applies to the compensation arrangements of all of Check Point’s directors and executive officers, including all office holders (as defined in the Companies Law) (collectively, the “Executives”).

The adoption, amendment and restatement of the Policy shall be recommended by the Compensation Committee of the Board of Directors (the “Compensation Committee”) and approved by the Board of Directors and Check Point’s shareholders, except that the approval of the shareholders may be waived in circumstances prescribed by the Companies Law.

COMPENSATION COMMITTEE INDEPENDENCE

The Compensation Committee will be composed of at least three members of the Board of Directors. Each member of the Compensation Committee must meet the independence requirements established under applicable law.

OVERALL STRATEGY

Check Point believes that strong, effective leadership is fundamental to its continued growth and success in the future. This requires the ability to attract, retain, reward and motivate highly-skilled executives; executives with the competencies needed to excel in a rapidly changing marketplace and to continually motivate their employees.

The Policy is intended to align between the need to incentivize Executives to succeed in achieving their goals and the need to assure that the compensation structure meets Check Point’s interests and its overall financial and strategic objectives.

The Policy is also designed to offer Executives a compensation package that is competitive with other companies in ~~our~~Check Point’s industry, and in particular in the IT, Internet security and data security industries as well as the local geographic markets.

In support of this goal, Check Point’s executive compensation practices are designed to meet the following objectives:

•
ensure that the interests of the Executives are closely aligned with the interests of Check Point’s shareholders and emphasize equity pay and long-term incentives so that Executives have an interest in Check Point’s sustained growth and success;

•	motivate the Executives to achieve results with integrity and fairness;

•	support a performance culture that is based on merit, and differentiates and rewards excellent performance, both in short and long-term, and recognizes Check Point’s company values; and
•	balance rewards for both short-term and long-term results to ensure sustained business performance over time.

GENERAL CONSIDERATIONS IN SETTING COMPENSATION

In setting compensation of an Executive, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the educational, professional experience, skills and accomplishments of the Executive;
•	the Executive’s position, role, scope of responsibilities and prior compensation arrangements;
•	data of peer companies, including companies in the industry and/or geographic market;
•	compensation for comparably situated executives;
•	Check Point’s performance and general market conditions;
•	the Executive’s expected contribution to Check Point’s future growth and profitability;
•
the relation between the average cost of compensation of the Executives and the average and median cost of compensation of Check Point’s employees and contractors, as well as whether such variation has an effect on employment relations; and

•	any requirements prescribed by applicable law from time to time.

Each of the Compensation Committee and Board of Directors may engage (and have engaged) compensation advisors and other professionals to assist in formulating compensation packages in line with the Policy, including, without limitation, to assist in collecting relevant data, framing the appropriate factors to be considered and evaluating the different factors being considered.

EXECUTIVE COMPENSATION FRAMEWORK

Check Point provides fair and equitable compensation for its Executives by combining several compensation elements.

All compensation arrangements of Executives are to be approved in the manner prescribed by applicable law.

Check Point pays Executives, other than non-employee directors, a compensation package that generally combines all or a portion of the following items: a base salary, a cash bonus, equity-based long-term incentives and other general benefits. The compensation of each Executive shall be taxed and subject to mandatory deductions and withholding in accordance with all applicable laws.

BASE SALARY

Base salary is a fixed, cash component of overall compensation. Base salary ranges are designed to account for varying responsibilities, experience and performance levels. In determining the base salary of each Executive, the Compensation Committee and the Board of Directors shall take into account the factors described in this Policy, including, without limitation, market studies performed by an executive compensation advisory firm, comparative market data and practices of peer companies, compensation for comparably situated executives, alignment of general annual salary increases with general base salary increases across the broader workforce and the overall balance between fixed and variable elements as well as maximum limits.

A competitive base salary is essential to Check Point’s ability to attract and retain highly skilled professionals in the long term, hence Check Point will seek to establish a base salary that is competitive with the base salaries paid by peer group companies to comparable executives, while considering,  among  others,  Check  Point’s  size,  performance  and  field  of  operation  and the geographical location of the Executive employed, as well as the Executive’s personal and professional  skills. The  base  salary is reviewed and may be  adjusted  periodically based on  the variety of  factors mentioned  in  this Policy, including the  Executive’s performance  and  Check Point’s performance.

~~Non-employee directors are paid an annual cash retainer for Board and committee participation together with equity-based incentives. In addition, the non-executive Chairman of the Board and non-employee directors may be paid an annual cash retainer for serving as the Chairman of the Board and the chair of a Board committee, respectively.~~

~~RECOUPMENT POLICY~~

~~To reflect sound corporate governance, Check Point’s recoupment policy relating to Executive compensation allows for the recovery of all or a portion of any compensation paid to an Executive that was paid on the basis of financial data included in Check Point’s financial statements in any fiscal year that were found to be inaccurate and were subsequently restated.~~

~~In such event, Check Point will seek reimbursement from the Executives to the extent such Executives would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.~~

~~The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.~~

VARIABLE PAY

Executives are incentivized through variable pay, which generally includes cash bonuses and long- term equity-based incentives. The variable pay is intended to provide the Executive with a stake in Check Point’s success – thus linking the Executive’s long-term financial interests with the interests of Check Point’s shareholders.

All Executives other than directors will be incentivized through a program that sets performance targets based on their role and scope. Actual payments are driven by the business and individual performance vis-à-vis the performance targets set at the beginning of the year.

The performance targets and the maximum variable components payable to each Executive (other than the Chief Executive Officer) shall be presented and recommended by Check Point’s Chief Executive Officer and reviewed and approved by the Compensation Committee and the Board of Directors. The performance targets and the maximum variable components payable to the Chief Executive Officer shall be presented and recommended by the Compensation Committee and reviewed and approved by the Board of Directors and Check Point’s shareholders.

~~All Executives are incentivized through cash bonuses and long-term equity-based incentives to provide the Executive with a stake in Check Point’s success thus linking the Executive’s long-term financial interests with the interests of Check Point’s shareholders.~~

The value of the variable compensation components shall equal at least ~~thirty five percent~~35% of each Executive’s total compensation package on an annual basis; however, no component of the Executive’s variable compensation is guaranteed in any way. ~~The maximum annual value of the equity-based long-term compensation components and cash bonuses of all Check Point Executives shall not exceed one percent of Check Point’s market cap.~~

In determining performance targets for Executives and the cash bonus and equity-based long-term incentives payable to each Executive, consideration should be given to promote Check Point’s goals and to ensure that a significant portion of the variable components be determined based on measurable criteria. A non-significant portion of the variable components (not to exceed 30%) may be based on non-measurable criteria taking into account the Executive’s contribution to Check Point.

~~Examples of performance~~Performance targets that will be considered include:

•	financial results;
•	sales results;
•	operating profits;
•	annualized booking;
•	revenue results;
•	efficiency metrics;
•	internal and external customer satisfaction;
•	shareholder value;
•	execution of projects; and
•	attainment to milestones.

The maximum annual cash bonuses payable to an Executive shall not exceed 24 months’ base salary, and no portion of the annual cash bonus is guaranteed or shall be payable unless a minimum annual performance hurdle set by the Compensation Committee is obtained.

Unless otherwise specified in the terms of the variable compensation of an Executive, the Board of Directors shall not have discretion to unilaterally reduce such Executive’s variable compensation.

Equity compensation may be granted in any form permitted under Check Point’s equity incentive plans, as in effect from time to time (collectively, the “Equity Incentive Plans”), including stock options, restricted share units ~~and~~, restricted stock~~.~~ and performance share units and participation in employee stock purchase plans (ESPP). Equity grants to Executives shall be made in accordance with the terms of the Equity Incentive Plans.

All equity-based incentives granted to Executives shall be subject to vesting periods in order to promote long-term retention of the awarded Executives. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board of Directors, grants to Executives other than directors shall vest gradually over a period of up to five years.~~between three to five years. The value of the equity-based compensation shall be calculated on the grant date. The Board of Directors shall not have discretion to limit the value of the equity-based compensation at the time of exercise.~~

~~The Compensation Committee or the Chairman of the Board of Directors is entitled to recommend granting special incentives to the Chief Executive Officer, and the Chief Executive Officer is entitled to recommend granting special incentives to Executives (other than the Chief Executive Officer), subject, in each case, to the approval of the Compensation Committee and the Board of Directors and, if required by applicable law, the shareholders.~~

The Compensation Committee and the Board of Directors shall not have authority to re-price the exercise price of any option award granted to an Executive, without first obtaining shareholder approval.

Any one or more equity awards granted to an Executive in a single calendar year shall be subject to the following value thresholds:

-	with respect to the CEO, 0.3% of Check Point’s fair market value (calculated based on the price of Check Point’s ordinary shares on Nasdaq); and

•	with respect to each of the other Executive (other than non-employee directors), 0.15% of Check Point’s fair market value.

The maximum annual equity-based compensation thresholds stated above are greater than the levels Check Point currently anticipates will be reached in the near future. However, these levels were set in the Policy in order to provide Check Point with flexibility to address retention and recruiting challenges that continue to develop in the intense and evolving competitive landscape for skilled executives. The value of the equity-based compensation shall be calculated on the grant date in accordance with applicable accounting principles.

Special Bonus Special bonuses may be granted from time to time to Executives. The maximum special cash bonus payable to an Executive shall not exceed 12 months’ base salary.

Change in Control Benefits. The compensation packages of the Executives do not generally provide for any compensation or benefits in the event of a change of control, except for standard terms under the Equity Incentive Plans that are applicable to all Check Point employees holding equity awards.

BENEFITS

Executives may be granted benefits in accordance with applicable law and such that are customary in the jurisdiction in which they are employed, including the following:

•	paid vacation days;
•	paid sick days;
•	recuperation pay according to applicable law;
•	employer contributions to an education fund, and to an insurance policy or a pension fund for severance and pension;
•	employer contribution towards work disability insurance; and
•	D&O indemnification, insurance and exculpation to the maximum extent permitted by applicable law, as amended from time to time.

In addition, Check Point may offer additional benefits to the Executives, including, without limitation, telecommunication and electronic devices and communication expenses, company car and travel benefits, reimbursement of business travel (including a daily per diem when traveling and other business related expenses), reimbursement of relocation and related expenses, “runoff” and other insurances, newspaper subscriptions, periodic medical examinations, holiday and special occasion gifts, academic and professional studies.

NON-EMPLOYEE DIRECTORS

Non-employee directors are paid an annual cash retainer for Board and committee participation together with equity-based incentives. In addition, non-employee directors are paid an annual cash retainer for serving as the Chairman of the Board, the lead independent director and the chair or member of a Board committee, respectively. Only directors who are not Check Point employees receive compensation for serving as directors.

-
Cash Retainer. In accordance with the approval of the Compensation Committee, the Board of Directors and the shareholders, Check Point pays each of its non-employee directors an annual cash retainer of $40,000 for the services provided to the Board of Directors and an annual cash retainer of $7,500 for each Board committee membership. In addition, Check Point pays the Chairman of the Board and the lead independent director an annual cash retainer of $20,000, the chair of the Audit Committee an annual cash retainer of $7,500 and the chair of each of the Nominating, Sustainability and Corporate Governance Committee and Compensation Committee an annual cash retainer of $2,500.

-
Equity-Based Incentives. In accordance with the approval of the Compensation Committee, the Board of Directors and the shareholders, non-employee directors receive an automatic option grant and are also eligible for discretionary awards under the Equity Incentive Plans. Each non-employee director who is first elected or appointed to the Board of Directors is granted an option to purchase 25,000 ordinary shares with an exercise price equal to the fair market value of the ordinary shares on the date of grant (calculated based on the price of Check Point’s ordinary shares on Nasdaq) and restricted share units (RSUs) with a value of $200,000 on the date of the initial election or appointment, vesting in equal annual installments over a four-year period. On the date of each annual general meeting of shareholders, each non-employee director who is to continue to serve as a non-employee director after the annual meeting is granted an option to purchase an additional 15,000 ordinary shares and RSUs with a value of $50,000, of which 50% vest six months after the grant date, 25% vest nine months after the grant date, and another 25% vest a year after the grant date, provided that the director has served as a non-employee director for at least six months prior to the date of the annual meeting.

All directors may be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and committees and travelling on behalf of Check Point consistent with Check Point’s policies on such matters. Any change in the compensation of non- employee directors can be made with the approval of the Compensation Committee, the Board and the shareholders of Check Point.

SEPARATION PAYMENTS

As a matter of policy Check Point does not generally provide separation payments upon termination of an Executive’s engagement with the company, other than payments prescribed by applicable law, practice or other legal considerations. Should the Company elect to make a separation payment to a departing Executive, such payment may not exceed an amount equal to 12 months’ pay of the departing Executive’s compensation and shall be determined based on certain criteria, including the length of employment of the Executive, the Executive’s performance during his/her employment, the circumstances surrounding the termination of employment of the Executive, etc.

RECOUPMENT POLICY

To reflect sound corporate governance, Check Point’s recoupment policy relating to Executive compensation allows for the recovery of all or a portion of any compensation paid to an Executive that was paid on the basis of financial data included in Check Point’s financial statements in any fiscal year that were found to be inaccurate and were subsequently restated.

In such event, Check Point will seek reimbursement from the Executives to the extent such Executives would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

INDEMNIFICATION, INSURANCE AND EXCULPATION OF EXECUTIVES

Check Point may indemnify, insure and exculpate the Executives to the full extent permitted by applicable law from time to time, including by entering into indemnification, insurance and exculpation agreements with each of the Executives; provided, that without the approval of Check Point’s shareholders, the maximum coverage for D&O liability insurance shall not exceed $150 million.

RECOMMENDATION, REVIEW AND APPROVAL OF POLICY

The independent Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board of Directors and shareholders to amend the Policy as it deems necessary from time to time.

The term of the Policy shall be indefinite. However, the Compensation Committee shall recommend to the Board of Directors and shareholders, at least once every three years (if required by applicable law), to amend or restate the Policy.

Adopted: ~~June 19, 2019~~          , 2022

Annual General Meeting of Shareholders of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AUGUST 30, 2022

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

A proxy card will not be considered unless it is received by Check Point at its principal executive offices at the address that appears on the reverse side of this proxy card, or at the offices of Check Point's registrar and transfer agent, by
AUGUST 30, 2022 at 6:59 A.M. Israel Time, which is AUGUST 29, 2022 at 11:59 P.M. Eastern Daylight Savings Time.

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Proxy Statement is available at www.proxyvote.com.

Please detach along perforated line and mail in the envelope provided

D89521-P77098

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE
AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 30, 2022

The undersigned shareholder of Check Point hereby  appoints GIL SHWED and  TAL  PAYNE,  and  each of  them, the  true and lawful attorney, agent and proxy  of  the  undersigned, with  full  power of  substitution, to  vote  as  described on the reverse all of the Ordinary Shares of Check Point that the undersigned is entitled to  vote at  Check Point's Annual General Meeting of Shareholders to be held at Check Point's principal executive offices at 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel, on Tuesday, August 30, 2022, at 5:00 P.M. (Israel Time), and at any adjournment thereof.

The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and the Proxy Statement accompanying such notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR items 1, 2, 3 and 4.

Continued and to be signed on reverse side

CHECK POINT SOFTWARE TECHNOLOGIES LTD. ATTN: LEGAL DEPARTMENT 5 SHLOMO KAPLAN STREET TEL AVIV 6789159, ISRAEL

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
D89520-P77098 KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
The Board of Directors recommends you vote FOR the following proposals:
1.	Election of Directors
	NOMINEES:		For	Against	Abstain

	1a.	Gil Shwed	☐	☐	☐

	1b.	Jerry Ungerman	☐	☐	☐			For	Against	Abstain

	1c.	Tzipi Ozer-Armon	☐	☐	☐	3.	To approve compensation to Check Point's Chief Executive Officer.	☐	☐	☐

	1d.	Dr. Tal Shavit	☐	☐	☐
						4.	Readopt Check Point's Executive Compensation Policy.	☐	☐	☐
	1e.	Shai Weiss	☐	☐	☐
								Yes	No
			For	Against	Abstain
						5a.	The undersigned is not a controlling shareholder and does not have a personal interest in item 3.	☐	☐
2.	To ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for 2022.		☐	☐	☐

						5b.	The undersigned is not a controlling shareholder and does not have a personal interest in item 4.	☐	☐

			Yes	No

Please indicate if you plan to attend this meeting.			☐	☐

NOTE: Please sign exactly as your name or names appear(s) on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX]			Date			Signature (Joint Owners)		Date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

/s/ Shira Yashar
Shira Yashar
General Counsel
Dated: July 27, 2022